CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Registration Statement No. 333-167483 on Amendment No. 2 to Form S-1 of our report dated August 31, 2010, relating to the consolidated financial statements of MAM Software Group, Inc. (formerly "Aftersoft Group Inc.") and subsidiaries as of June 30, 2010 and 2009 and for the years then ended (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the substantial doubt about the Company's ability to continue as a going concern and relating to the adoption of the accounting standard that provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
September 1, 2010